Filed pursuant to Rule 433
Registration No. 333-151412
UCBH HOLDINGS, INC.
8.50% Non-Cumulative Perpetual Convertible Series B Preferred Stock
FINAL TERM SHEET
Dated June 5, 2008

Issuer:	UCBH Holdings, Inc.

Security:	8.50% Non-Cumulative Perpetual Convertible Series B Preferred Stock (the “Preferred Stock”)

Number of Shares Issued:	135,000 Shares of Preferred Stock

Option to Purchase Additional Shares:	20,250 Shares of Preferred Stock

Liquidation Preference:	$1,000 per share of Preferred Stock or $135,000,000 aggregate liquidation preference ($155,250,000 if the Underwriters’ option to purchase additional shares is exercised in full)

Maturity:	Perpetual

Dividend Rate:	8.50% on the per share liquidation preference of $1,000, on a non-cumulative basis

Dividend Payment Dates:	Quarterly in arrears, when, as and if declared by the Issuer’s board of directors on each March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2008

Day Count:	30/360

NASDAQ Global Select Last Reported Sale Price of Issuer’s common stock	$3.85 on June 5, 2008

Conversion Right:
Each share of the Preferred Stock may be converted at any time, at the option of the holder, into 236.1275 shares of the Issuer’s common stock (which reflects an approximate initial conversion price of $4.24 per share of common stock), plus cash in lieu of fractional shares, subject to anti-dilution adjustments.

Redemption:	The Preferred Stock will not be redeemable.

Conversion at Issuer’s option:
On or after June 15, 2013, the Issuer may, at its option, at any time or from time to time, cause some or all of the Preferred Stock to be automatically converted into shares of the Issuer’s common stock at the then-applicable conversion rate if, for 20 trading days (whether or not consecutive) during any period of 30 consecutive trading days, the closing price of the Issuer’s common stock exceeds 130% of the then-prevailing conversion price of the Preferred Stock.

Conversion Upon Fundamental Change:
If delisting occurs or in lieu of receiving the make-whole shares, if the reference price in connection with a make-whole acquisition is less than the applicable conversion price (each, a “fundamental change”), a holder may elect to convert Preferred Stock during the period beginning on the effective date of the fundamental change and ending on the date that is 30 days after the effective date of such fundamental change at an adjusted conversion price equal to the greater of (1) the reference price and (2) $1.93, subject to adjustment (the “base price”). If the reference price is less than the base price, holders will receive a maximum of 518.1347 shares of common stock per share of Preferred Stock, subject to adjustment, which may result in a holder receiving value that is less than the liquidation preference of the Preferred Stock. In lieu of issuing common stock upon conversion in the event of a fundamental change (other than a delisting), the Issuer may, at its option, and if it obtains any necessary regulatory approval, make a cash payment equal to the reference price for each share of common stock otherwise issuable upon conversion.

Make-whole Shares Upon Certain Acquisitions:	The following table sets forth the number of make-whole shares per share of Preferred Stock for each stock price and effective date set forth below:

	Stock Price
Effective Date	$3.85	$5.00	$7.50	$10.00	$12.50	$15.00	$20.00	$25.00	$40.00

6/11/2008	23.6127	23.6127	21.8634	16.4987	13.2762	11.1230	8.4312	6.8128	4.3891
6/15/2009	23.6127	23.6127	18.6167	14.0385	11.2892	9.4509	7.1546	5.7727	3.7034
6/15/2010	23.6127	22.1974	14.8660	11.2001	8.9992	7.5265	5.6884	4.5813	2.9235
6/15/2011	23.6127	15.8727	10.6339	8.0245	6.4581	5.4094	4.1011	3.3126	2.1317
6/15/2012	23.6127	8.8531	5.6220	4.2299	3.3945	2.8348	2.1373	1.7166	1.0868
6/15/2013 and after	23.6127	7.4177	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
The exact stock price and effective dates may not be set forth in the table, in which case:
•	if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the number of make-whole shares will be determined by straight-line interpolation between the number of make-whole shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	if the stock price is in excess of $40.00 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Preferred Stock; and

•	if the stock price is less than $3.85 per share (subject to adjustment), no make-whole shares will be issued upon conversion of the Preferred Stock.

Listing:	The Preferred Stock will not be listed or PORTAL eligible. The Issuer’s common stock is listed on the NASDAQ Global Select Market under the symbol “UCBH”.

Trade Date:	June 5, 2008

Settlement Date:	June 11, 2008

Public Offering Price:	$1,000 per share

Underwriting Commissions:	$30 per share

Net Proceeds (before expenses) to UCBH Holdings, Inc.	$130,950,000

Sole Bookrunner:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager:	Sandler O’Neill & Partners, L.P.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Merrill Lynch toll free at 1-866-500-5408.